Room 4561
Via fax 01181352209905

November 16, 2007

Noriaki Yamaguchi
Representative Director & CFO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330
Japan

   Re: Konami Corporation
      Form 20-F for the Fiscal Year Ended March 31, 2007
      Filed August 2, 2007
      File no. 1-31452

Dear Mr. Yamaguchi:

   We have reviewed your response letter dated October 19, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1. We have reviewed your response to our prior comment 2 and note that your customers enter into contracts for maintenance services concurrently with the sale of your casino management systems and that VSOE of fair value for such

maintenance services has been established based on renewal rates stipulated in the contracts. Clarify whether the price charged for the maintenance element varies from customer to customer. If so, please tell us the percentage range allowed for your pricing of maintenance services that you consider to be representative of VSOE. Additionally, please tell us whether your customers renewed maintenance at the stated renewal rate in the original maintenance contracts and if not, tell us what percentage of your customers actually renew at these stated renewal rates.

2.   We also note in your response to our prior comment 1 your proposed revenue recognition disclosure for future filings. Given the nature of the previous comment, tell us how you will consider including a discussion regarding multiple element arrangements accounted for under SOP 97-2, including the accounting and establishment of VSOE for maintenance services.

3.   We have reviewed your response to our prior comment 3 and note that the post-sale service is purely an unrelated optional service to the amusement arcade game equipment and that each are sold separately. Note that pursuant to paragraph 2 of EITF 00-21, separate contracts with the same entity that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement. Clarify whether you sell post-sale services concurrently or near the same time you sell the amusement arcade game equipment and if so, tell us how you considered the above referenced guidance in determining whether these arrangements, while sold separately, represent a single arrangement and whether you have objective and reliable evidence of fair value of the post-sale services including how you established such evidence. Please advise.

4.   We note in your response to our prior comment 7 that your online services are maintained and operated on your servers and that you recognize revenue based on the fixed per unit price for each game accessed. Clarify the terms of your online games including whether you charge a separate fee for the game and a separate fee for the online capability that permits users to play against one another on the Internet (including the use of your servers) and whether there is an ongoing service obligation to your customers for the use of your servers. Additionally, we reissue part of our previous comment to tell us whether you receive or pay a fee to any third-parties for including such online capability features in your titles and if so, how you are accounting for such fees.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your

Noriaki Yamaguchi
Konami Corporation
November 16, 2007
Page 3

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief